Exhibit 99.1

ReNew Energy Global Plc announces results of its second Annual General Meeting held on September 12, 2023

Gurugram, India; September 12, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) announces that it held its second Annual General Meeting on Tuesday, September 12, 2023 at 11:00 a.m. BST at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. Each of the resolutions submitted to shareholders was approved with requisite majority. Resolutions (xiv) to (xv) were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

Specifically, the shareholders (i) received the Annual Reports and Accounts of the Company for the financial year ended March 31, 2023; (ii) approved the Directors’ remuneration report in respect of the financial year ended March 31, 2023; (iii) to (v) approved the re-appointment of non-executive independent directors: Manoj Singh, Sir Sumantra Chakrabarti, and Vanitha Narayanan; (vi) to (viii) approved the appointment of non-executive independent directors: Paula Gold-Williams, Nicoletta Giadrossi, and Philip Graham New; (ix) reappointed KNAV Limited as auditor of the Company to hold office until the conclusion of the next annual general meeting; (x) authorised the Board and its Audit Committee to determine the auditor’s remuneration; (xi) to (xii) approved the amendment to the 2021 Incentive Award Plan (the “2021 Incentive Plan”) to increase the Overall Share Limit under the 2021 Incentive Plan from 65,030,161 Class A Ordinary Shares (the “Shares”) to 88,000,000 Shares and the amendment to the Non-Employee 2021 Incentive Award Plan (the “Non-Employee 2021 Incentive Plan”) to increase the Overall Share Limit under the Non-Employee 2021 Incentive Plan from 300,000 Shares to 1,300,000 Shares; (xiii) approved the Company’s authority to allot Shares in connection with the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan; (xiv) approved the disapplication of pre-emption rights for the allotment of equity securities in connection with the 2021 Incentive Plan and the Non-Employee 2021 Incentive Plan; and (xv) approved amendments to the Articles of Association of the Company.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of approximately 13.7 GWs on a gross basis as of June 30, 2023, is one of the largest globally. In addition to being a major independent power producer in India, ReNew provides end-to-end solutions in a just and inclusive manner in the areas of clean energy, and provides value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

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ReNew Energy Global Plc Registered in England and Wales Company No. 13220321 Registered Office: C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James's Square, London, England, SW1Y 4LB W www.renew.com